News Release

RESIN SYSTEMS SUCCESSFULLY TESTS 36 METRE (120 FOOT) UTILITY POLE

Edmonton, Alberta, November 28, 2005: Resin Systems Inc. (RS – TSX Venture / RSSYF – OTCBB), a composite material products technology company, through its operating division, RS Technologies, collectively (“RS”), is pleased to announce that it has successfully tested its 36 metre (120 foot) RStandard™ modular utility structure, which includes the largest module to date of its product line. RS will use the newest module to configure utility structures of different lengths and classes, significantly expanding its utility structure product line for the transmission industry.

The testing was conducted at the new RS testing facility in Calgary, AB. This facility was designed and constructed to EDM International Inc.’s (“EDM”) specifications. Representatives of EDM were present for the testing and served as independent third party witnesses. EDM, based in Ft. Collins, Colorado, is the recognized independent leader in electrical utility testing and engineering research. They have served the utility industry throughout North America since 1982 with state of the art research, testing and engineering science.

 “Completing testing to this height is important and allows us to fill existing backlog orders,” said Greg Pendura, Chairman, President & CEO. “With testing now completed, RS manufactures the largest commercially produced composite transmission poles in the world.”

About RS

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes. The foundation of these solutions is based on the company’s proprietary polyurethane Version™ resin system. RS is continuously building on this foundation through additional patent pending and trade secret knowledge. The company's engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard™ modular composite utility pole. RS is in the process of commercializing the RStandard for sale to power utility companies both domestically and internationally. The RStandard modular composite utility pole application is the winner of the 2005 ACE award from the American Composites Manufacturers Association for the most creative application and innovative use of composites material.

For the latest on the company’s developments, click on “Latest News” on www.grouprsi.com.

“RStandard” is a trademark of Resin Systems Inc.

For more information please contact:

Greg Pendura

Jennifer Handshew / Joe Gallo

Chairman, President and Chief Executive Officer

Public Relations

Resin Systems Inc.

KCSA

Ph: (780) 482-1953

Ph: (212) 896-1272 / (212) 896-1269

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

jhandshew@kcsa.com / jgallo@kcsa.com

www.grouprsi.com

www.kcsa.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control  Many of these risks and uncertainties are described in RS's revised annual information form dated June 29, 2005, RS's management's discussion and analysis and other documents RS files with the Canadian securities authorities.

This release is available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

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